EXHIBIT 99.4

Press Release

India: Total strengthens its partnership with Adani in renewable energies

Paris, 15 October 2020 – In April 2020, Total and AGEL, a renewable energy subsidiary of the Adani Group, formed a JV to which AGEL contributed a portfolio of 2.1 GW of solar power plants. As part of an option provided for in the initial contract for the formation of the JV, Total and AGEL agreed to extend this portfolio from 2.1 to 2.3 GW with the addition of new solar farms.

“ With an ambitious target of 175 GW of installed capacity by 2022, India is a strong growth area for renewable energy. Since last year, the Group has strengthened its commitment in India with around 5 GW of solar projects in the country, in line with its ambition to become a world leader in renewable energies. We are very pleased to further expand our partnership with the Adani Group,” said Patrick Pouyanné, Chairman and CEO of Total.

This transaction is in line with the Group’s objective of double-digit return on equity for renewable projects.

Total, renewables and electricity

As part of its ambition to get to net zero by 2050, Total is building a portfolio of activities in electricity, renewable in particular, that could account for up to 40% of its sales by 2050. By the end of 2020, Total’s gross power generation capacity worldwide will be around 12 gigawatts, including about 7 gigawatts of renewable energy. With the objective of reaching 35 GW of production capacity from renewable sources by 2025, Total will continue to expand its business to become one of the world leaders in renewable energies.

* * * * *

About Adani Green Energy Limited

Adani Green Energy Limited (AGEL), a part of the Adani Group, has 14 GW of operating, under-construction and awarded renewable power projects catering to investment-grade counterparties. AGEL has been ranked as the #1 global solar power generation asset owner by Mercom Capital. The company aims to achieve 25 GW of renewable power by 2025 and is committed to contribute to India’s COP21 goals.

About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL SE directly or indirectly owns investments are separate legal entities. TOTAL SE has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.